[LOGO OF STATE STREET]  STATE STREET(R)

November 16, 2010

VIA EDGAR CORRESPONDENCE
------------------------

Ms. Linda Sterling
Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549

Re:     Fifth Third Funds ("Registrant")
        (File Nos. Nos. 33-24848 and 811-05669)
        ---------------------------------------

Dear Ms. Sterling:

       This letter responds to the comments on Post-Effective Amendment No. 72 to the Registrant's registration statement on Form N-1A ("Registration Statement") on behalf of the Fifth Third All Cap Value Fund, Fifth Third Disciplined Large Cap Value Fund, Fifth Third Dividend Growth Fund, Fifth Third Equity Index Fund, Fifth Third High Yield Bond Fund, Fifth Third Institutional Government Money Market Fund, Fifth Third Institutional Money Market Fund, Fifth Third International Equity Fund, Fifth Third Micro Cap Value Fund, Fifth Third Mid Cap Growth Fund, Fifth Third Prime Money Market Fund, Fifth Third Quality Growth Fund, Fifth Third Short Term Bond Fund, Fifth Third Small Cap Growth Fund, Fifth Third Small Cap Value Fund, Fifth Third Strategic Income Fund, Fifth Third Structured Large Cap Plus Fund, Fifth Third Total Return Bond Fund, Fifth Third U.S. Treasury Money Market Fund, Fifth Third LifeModel Aggressive Fund(SM), Fifth Third LifeModel Conservative Fund(SM), Fifth Third LifeModel Moderate Fund(SM), Fifth Third LifeModel Moderately Aggressive Fund(SM), and Fifth Third LifeModel Moderately Conservative Fund(SM) (each, a "Fund" and collectively, the "Funds") that were provided to me by telephone on October 21, 2010 by the Securities and Exchange Commission (the "Commission").

1. SEC COMMENT: Please provide a copy of the legend required by Rule 498(b)(1)(v) of the Securities Act of 1933, as amended that will be included on each Fund's Summary Prospectus.

       RESPONSE: The following legend is included on the Summary Prospectus as noted for each Fund:

       BEFORE YOU INVEST, YOU MAY WANT TO REVIEW THE FUND'S PROSPECTUS,
       WHICH CONTAINS INFORMATION ABOUT THE FUND AND ITS RISKS. THE FUND'S PROSPECTUS AND STATEMENT OF ADDITIONAL INFORMATION, BOTH DATED NOVEMBER 26, 2010, ARE INCORPORATED BY REFERENCE INTO THIS SUMMARY PROSPECTUS.
       FOR FREE PAPER OR ELECTRONIC COPIES OF THE FUND'S PROSPECTUS AND OTHER INFORMATION ABOUT THE FUND, GO ONLINE AT http://www.fifththirdfunds.com OR CALL 800.282.5706 OR ASK ANY FINANCIAL ADVISOR, BANK, OR
       BROKER-DEALER WHO OFFERS SHARES OF THE FUND.
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2.     SEC COMMENT: The following comment is applicable to all Funds. The fee table in the section entitled "Summary-Fees and Expenses of the Fund" for the Fifth Third Small Cap Growth Fund has "none" for both "Redemption Fees" and "Exchange Fees". Please delete both these lines if the Fund does not charge such fees.

       RESPONSE: The Registrant will make the changes as requested.

3. SEC COMMENT: The following comment is applicable to all Funds. Footnote 1 to the fee table in the section entitled "Summary-Fees and Expenses of the Fund" reads "Lower sales charges are available depending upon the amount you invested." Footnote 2 to the fee table in the section entitled "Summary-Fees and Expenses of the Fund "For investments of $1 million or more, no sales charges apply; however, a contingent deferred sales charge ("CDSC") of 1% is applicable to redemptions within eighteen months of purchase. See "Calculation of Sales Charges" on page __ of the Fund's Prospectus." These footnotes are not required by Form N-1A. Please remove Footnote 1 and Footnote 2 to the fee table.

       RESPONSE: The Registrant will remove Footnote 1 to the fee table as requested.

       The Registrant believes that Footnote 2 to the fee table should remain as it provides relevant information to shareholders about sales charges including a contingent deferred sales charge for redemptions within eighteen months.

4. SEC COMMENT: In the section entitled "Summary-Principal Investment Strategies" for the Fifth Third Small Cap Growth Fund, the disclosure states that: "Under normal circumstances, the Fund invests at least 80% of its assets in the equity securities of small cap companies. Small cap companies are defined as those companies included in the Russell 2000(R) Growth Index and companies with similar market capitalizations. Market capitalization, a common measure of the size of a company, is the market price of a share of a company's stock multiplied by the number of shares that are outstanding. As of September 30, 2010, the average market capitalization of companies included in the Russell 2000 Growth Index was approximately $1.15 billion and the median market capitalization was approximately $465 million."

       The Commission notes that it defines small cap companies as companies that have market capitalizations below $2 billion. If the Registrant's definition of small cap companies differs from the Commission's please provide an explanation.

       RESPONSE: As of September 30, 2010, the smallest company by market capitalization in the Russell 2000 Growth Index is $20 million and the largest company by market capitalization is $3.24 billion. The Fund defines small cap companies as those companies included in the Russell 2000(R) Growth Index and companies with similar market capitalizations. Accordingly, the Fund may invest in companies with market capitalization more than $2 billion since such companies are included in the Russell 2000(R) Growth Index.

5. SEC COMMENT: The following comment is applicable to all Funds. Please remove the first sentence which states "After tax returns are calculated using a standard set of assumptions" in the section entitled "Summary-Performance."

       RESPONSE: The Registrant will make the change as requested.

6. SEC COMMENT: The following comment is applicable to all Funds. Please remove the last sentence of the second paragraph in the section entitled "Summary-Purchase and Sale of Fund Shares" which states "Consult that entity for specific information."

       RESPONSE: The Registrant will make the change as requested.

7. SEC COMMENT: In the section entitled "Summary-Principal Investment Strategies" for the Fifth Third Mid Cap Growth Fund, the disclosure states that:
"Under normal circumstances, the Fund invests at least 80% of its assets in common stocks of mid cap companies. Mid cap companies are defined as those companies included in the Russell Midcap(R) Growth Index and companies with similar market capitalizations. Market capitalization, a common measure of the size of a company, is the market price of a share of a company's stock multiplied by the number of shares that are outstanding. As of September 30, 2010, the average market capitalization of companies included in the Russell Midcap Growth Index was $7.2 billion and the median market capitalization was approximately $3.9 billion."

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

       The Commission notes that it defines mid cap companies as companies that have market capitalizations between $2 billion and $10 billion. If the Registrant's definition of mid cap companies differs from the Commission's please provide an explanation.

       RESPONSE: As of September 30, 2010, the smallest company by market capitalization in the Russell Midcap Growth Index is $1 billion and the largest company by market capitalization is $18.2 billion. The Fund defines mid cap companies as those companies included in the Russell Midcap(R) Growth Index and companies with similar market capitalizations. The Fund may invest in companies with market capitalization less than $2 billion and greater than $10 billion since such companies are included in the Russell Midcap(R) Growth Index.

8. SEC COMMENT: In the section entitled "Summary-Investment Objective" for the Fifth Third Dividend Growth Fund, the investment objective of the Fund is stated as long-term capital appreciation. Please explain why income is not part of the investment objective since the name of the Fund implies income as part of its objective.

       RESPONSE: The Fund's investment objective is met by investing at least 80% of its assets in equity securities which it deems to provide long-term capital appreciation. The Registrant, therefore, believes that the Fund is managed in a manner implied by its name in compliance with Rule 35d-1 of the Investment Company Act of 1940, as amended.

9. SEC COMMENT: In the section entitled "Summary-Principal Investment Strategies" for the Fifth Third Micro Cap Value Fund, the disclosure states that the Fund will invest up to 10% of its assets in foreign securities. Please confirm that investing in foreign securities is a principal investment strategy of the Fund.

       RESPONSE: The Fund has included a principal strategy to invest up to 10% of its assets in foreign securities in its disclosure of its principal investment strategies.

10. SEC COMMENT: In the section entitled "Summary-Principal Investment Strategies" for the Fifth Third Small Cap Value Fund, the disclosure states that: "Under normal circumstances, the Fund invests at least 80% of its assets in the equity securities of small cap companies. Small cap companies are defined as those companies included in the Russell 2000(R) Value Index and companies with similar market capitalizations. Market capitalization, a common measure of the size of a company, is the market price of a share of a company's stock multiplied by the number of shares that are outstanding. As of September 30, 2010, the average market capitalization of companies included in the Russell 2000 Value Index was approximately $976 million and the median market capitalization was $407 million."

       The Commission notes that it defines small cap companies as companies that have market capitalizations below $2 billion. If the Registrant's definition of small cap companies differs from the Commission's please provide an explanation.

       RESPONSE: As of September 30, 2010, the smallest company by market capitalization in the Russell 2000 Value Index is $26 million and the largest company by market capitalization is $2.4 billion. The Fund defines small cap companies as those companies included in the Russell 2000(R) Value Index and companies with similar market capitalizations. The Fund may invest in companies with market capitalization less than $2.4 billion and greater than $26 million since such companies are included in the Russell 2000(R) Value Index.

11. SEC COMMENT: In the section entitled "Summary-Principal Investment Strategies" for the Fifth Third Disciplined Large Cap Value Fund, the disclosure states that: "Under normal circumstances, the Fund invests at least 80% of its assets in equity securities of large capitalization companies. Large capitalization companies are defined as those companies included in the Russell 1000(R) Value Index and companies with similar market capitalizations. Market capitalization, a common measure of the size of a company, is the market price of a share of a company's stock multiplied by the number of shares that are outstanding. As of September 30, 2010, the average market capitalization of companies included in the Russell 1000 Value Index was approximately $66.8 billion and the median market capitalization was approximately $4.2 billion."

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

       The Commission notes that it defines large cap companies as companies that have market capitalizations greater than $10 billion. If the Registrant's definition of large cap companies differs from the Commission's please provide an explanation.

       RESPONSE: As of September 30, 2010, the smallest company by market capitalization in the Russell 1000 Value Index is $208 million and the largest company by market capitalization is $315 billion. The Fund defines large capitalization companies as those companies included in the Russell 1000(R) Value Index and companies with similar market capitalizations. The Fund may invest in companies with market capitalization less than $315 billion and greater than $208 million since such companies are included in the Russell 1000(R) Value Index.

12. SEC COMMENT: In the section entitled "Summary-Principal Investment Strategies" for the Fifth Third International Equity Fund, please provide a definition of foreign securities.

       RESPONSE: The Registrant will update the disclosure as requested.

13. SEC COMMENT: In the section entitled "Summary-Principal Investment Strategies" for the Fifth Third Strategic Income Fund, the first sentence states that: "Under normal circumstances, the Fund invests at least 80% of its assets in income-producing securities such as debt securities, common stocks, preferred stocks and common and preferred shares of closed-end investment companies (also known as "closed-end funds") having portfolios consisting primarily of income-producing securities." Please consider changing "income-producing securities" to "dividend-producing securities."

       RESPONSE: The Registrant believes that the current disclosure in the Prospectus is appropriate. The Fund invests at least 80% of its assets in securities that produce income, which may be in the form other distributions in addition to dividends. Therefore, the Registrant respectfully declines to change the description from "income-producing securities" to "dividend-producing securities."

14. SEC COMMENT: This comment is applicable to all of the fixed income funds. In the section entitled "Summary-Principal Risks" for the Fifth Third High Yield Bond Fund, the principal risks include Credit Risk, Interest Rate Risk and Fixed Income Securities Risk. Credit Risk and Interest Rate Risk are duplicative of the Fixed Income Securities Risk. Please revise accordingly.

       RESPONSE: Credit Risk and Interest Rate Risk will be deleted. Fixed Income Securities Risk will be revised and will read as follows:

       FIXED INCOME SECURITIES RISK. The risks of investing in debt securities include interest rate risk, which is the tendency of bond prices to fall when interest rates rise, and credit risk, which is the risk of an issuer defaulting on its obligations of paying principal and interest. The market value of the Fund's investments may go up or down, sometimes rapidly or unpredictably, as a result of market conditions or for reasons specific to a particular issuer. Lower rated debt securities face higher credit risk. Even though certain debt securities may be collateralized that collateral may be insufficient to satisfy payment obligations and therefore losses still may occur.

       Generally, the price of a bond moves in the opposite direction from interest rates. New bonds issued after a rise in rates offer higher yields to investors. An existing bond with a lower yield can appear attractive to investors by selling it at a lower price. This process works in reverse as well; as interest rates fall, the price of a bond tends to increase. The prices of long term bonds (bonds with a remaining maturity of at least 10 years) tend to be more volatile than the prices of bonds with a shorter remaining maturity.

15. SEC COMMENT: In the section entitled "Summary-Principal Investment Strategies" for the Fifth Third Total Return Bond Fund, the first sentence of the fifth paragraph states "Although the Adviser considers the Fund to be a long maturity bond fund, the Fund has no restrictions on its maturity or duration." Please explain how the Registrant defines a long maturity bond fund.

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

       RESPONSE: The Registrant defines long maturity as a security with an average maturity of longer than 3 years, typically between 3 and 10 years.

16. SEC COMMENT: In the section entitled "Summary-Principal Risks" for the Fifth Third Institutional Money Market Fund, there is a principal risk for foreign investment. Please include disclosure regarding foreign investments in the principal investment strategies section.

       RESPONSE: The Registrant will make the change as requested.

17. SEC COMMENT: In the section entitled "Summary-Principal Investment Strategies" for the Fifth Third Structured Large Cap Plus Fund, the disclosure states that: "Under normal circumstances, the Fund invests at least 80% of its assets in equity securities of large capitalization companies. Large capitalization companies are defined as U.S. companies included in the S&P 500(R) Index and companies with similar market capitalizations. Market capitalization, a common measure of the size of a company, is the market price of a share of a company's stock multiplied by the number of shares that are outstanding. As of November 5, 2010, the average market capitalization of companies included in the S&P 500(R) Index was approximately $22.2 billion and the median market capitalization was approximately $10 billion."

       The Commission notes that it defines large cap companies as companies that have market capitalizations greater than $10 billion. If the Registrant's definition of large cap companies differs from the Commission's please provide an explanation.

       RESPONSE: As of November 5, 2010, the smallest company by market capitalization in the S&P 500 Index is $1 billion and the largest company by market capitalization is $356 billion. The Fund defines large capitalization companies as U.S. companies included in the S&P 500 Index and companies with similar market capitalizations. The Fund may invest in companies with market capitalization less than $356 billion and greater than $1 billion since such companies are included in the S&P 500 Index.

18. SEC COMMENT: Item 17(b)(10) of Form N-1A requires that the Registrant provide a brief discussion in the Statement of Additional Information of the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director of the Fund at the time that the disclosure is made, in light of the Fund's business and structure. If material, this disclosure should cover more than the past five years, including information about the person's particular areas of expertise or other relevant qualifications.

       The description in the Statement of Additional Information does not provide a sufficient explanation as to why each trustee should serve as a trustee of the Fund. Please revise the disclosure accordingly.

       RESPONSE: The disclosure under the heading "Experience and Qualifications" describes the specific experience and qualifications with respect to each trustee that led to the conclusion that each trustee should serve as such in light of the Registrant's business and structure, as required by Item 17(b)(10). Accordingly, the disclosure has not been revised.

19. SEC COMMENT: Item 17(b)(1) of Form N-1A requires that the Registrant provide a brief description in the Statement of Additional Information of the leadership structure of the Fund's board, including the responsibilities of the board of directors with respect to the Fund's management and whether the chairman of the board is an interested person of the Fund. If the chairman of the board is an interested person of the Fund, disclose whether the Fund has a lead independent director and what specific role the lead independent director plays in the leadership of the Fund. This disclosure should indicate why the Fund has determined that its leadership structure is appropriate given the specific characteristics or circumstances of the Fund. In addition, disclose the extent of the board's role in the risk oversight of the Fund, such as how the board administers its oversight function and the effect that this has on the board's leadership structure.

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

       The description in the Statement of Additional Information does not provide disclosure as to why the Fund has determined that its leadership structure is appropriate. Please revise the disclosure accordingly.

       RESPONSE: The disclosure under the heading "Board Structure" describes the leadership structure of the Registrant's Board as required by Item 17(b)(1). In addition, the last sentence of the paragraph concludes that the Board determined that the Registrant's leadership structure is appropriate given the number, size and nature of the funds in the fund complex (i.e., "the specific characteristics and circumstances of the Fund" as required by Item 17(b)(1)). Accordingly, the disclosure has not been revised.

       If you have any further comments or questions, please contact me at (617) 662-3969.

                                        Sincerely,

                                        /s/ Francine S. Hayes

                                        Francine S. Hayes

cc:   M. Swendiman

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

                                FIFTH THIRD FUNDS
                            38 FOUNTAIN SQUARE PLAZA
                             CINCINNATI, OHIO 45253

                   WRITER'S DIRECT DIAL NUMBER: (513) 534-6408
                                November 16, 2010

VIA EDGAR
---------

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Linda Sterling

Re:   Fifth Third Funds (the "Trust") (Registration Nos. 33-24848 and 811-05669)

Dear Ms. Sterling:

This letter is provided in connection with the Trust's responses to telephonic comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") provided to Francine S. Hayes of State Street Bank and Trust Company, sub-administrator to the Trust, on October 21, 2010 relating to disclosure regarding series of the Trust, and included in the filing relating to the Funds dated September 17, 2010, pursuant to Rule 485(a) under the Securities Act of 1933, as amended, of an amendment to the Trust's registration statement on Form N-1A (the "Registration Statement").

As requested, I acknowledge the following on behalf of the Trust: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Very truly yours,

/s/ Matthew A. Swendiman, Esq.
------------------------------
Matthew A. Swendiman, Esq.
Secretary, Fifth Third Funds

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